EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$351,614	$389,430	$306,226	$375,397	$346,967
Fixed Charges (as below)	121,573	126,168	130,599	125,551	149,017
Total Earnings	$473,187	$515,598	$436,825	$500,948	$495,984

FIXED CHARGES
Interest Expense	$83,682	$106,464	$118,685	$103,352	$97,084
Credit for Allowance for Borrowed Funds Used During Construction	6,691	3,904	4,814	16,399	42,733
Estimated Interest Element in Lease Rentals	31,200	15,800	7,100	5,800	9,200
Total Fixed Charges	$121,573	$126,168	$130,599	$125,551	$149,017

Ratio of Earnings to Fixed Charges	3.89	4.08	3.34	3.98	3.32